UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

PROFESSIONAL DIVERSITY NETWORK, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74312Y202

(CUSIP Number)

Cosmic Forward Limited

28th floor, Dongbao Tower, No.787 East Dongfeng Road

Yuexiu District, Guangzhou, China

Attention: Yongxiong Zheng

Phone: +86-158 1713 9180

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y202

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Cosmic Forward Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Seychelles

	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,438,699
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		3,438,699

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,438,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.5%[1]
14	TYPE OF REPORTING PERSON

OO

1 Percentage calculated based on 10,920,973 shares of Common Stock outstanding as of March 31, 2020 as set forth in the Schedule 14C filed by the Company on April 16, 2020.

Explanatory Note

This Amendment No. 3 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2016, as amended by the Amendment No. 1 filed with the SEC on December 21, 2016 and Amendment No. 2 filed on January 18, 2017 (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share (the “Shares”) of Professional Diversity Network, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

Item 2.	Identity and Background.

The Reporting Person is a Republic of Seychelles company. The Reporting Person is a holding company. The address for the Reporting Person is 28th floor, Dongbao Tower, No.787 East Dongfeng Road, Yuexiu District, Guangzhou, China.

To the knowledge of the Reporting Person, the name, business address, present principal occupation, and citizenship of each of the directors and executive officers of the Reporting Person are set forth on Schedule A and incorporated herein by reference.

During the last five years, the Reporting Person (or to the knowledge of the Reporting Person, any of the persons listed on Schedule A) (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has not been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The responses to Item 4, Item 5 and Item 6 of this statement are incorporated herein by reference.

On November 15, 2019, the Reporting Person purchased (the “Purchase”) from Ms. Yingling Wu, an individual, 1,142,857 issued and outstanding Shares in accordance with the Stock Transfer Agreement dated as of November 15, 2019 (the “Purchase Agreement”) for a per-share price of $1.75 (the “Per Share Price”) and an aggregate consideration of $2,000,000 in cash (such transaction, the “Share Purchase”). The Purchase was funded by the Reporting Person from its working capital.

The foregoing summary does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Person beneficially owned approximately 25.7% of the Company on a fully diluted basis immediately prior to the Share Purchase. The Reporting Person’s beneficial ownership percentage increased to approximately 38.5% immediately after the Share Purchase. The purpose of the Purchase was to increase the Reporting Personal beneficial ownership percentage so that it would have the power to appoint at least three directors to the Board of Directors of the Company pursuant to that certain Stockholders’ Agreement, dated as of November 7, 2016, between the Reporting Person and the Issuer (the “Shareholders’ Agreement”).

The responses to Item 3, Item 5 and Item 6 of this Statement are incorporated herein by reference.

On November 15, 2019, the Reporting Person delivered a written notice to the Company, pursuant to which the Reporting Person nominated Mr. Xin (Adam) He, the Company’s then serving Chief Financial Officer, to be a director of the Company and fill the vacancy created by the resignation of the Company former CEO and Chairman, Mr. Maoji (Michael) Wang. As announced by the Form 8-K filed on November 18, 2019, Mr. He was appointed a director and the interim CEO effective on November 15, 2019. The Reporting Person previously appointed Mr. Hao (Howard) Zhang and Ms. Lida Fang to serve as directors of the Company pursuant to the Shareholders’ Agreement.

The Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as the Reporting Person deems advisable to benefit from changes in market prices of such Shares, changes in the Issuer’s operations, business strategy or prospects, or from any sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. The Reporting Person has discussed and may further discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person’s modifying its ownership of the Issuer’s Shares, exchanging information with the Issuer, proposing changes in the Issuer’s operations or board of directors, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

The responses to Item 3, Item 4 and Item 6 of this Statement are incorporated herein by reference.

The Reporting Person beneficially owns, in the aggregate, 3,438,699 Shares, representing approximately 38.5% of the Issuer’s total outstanding Shares immediately after the Share Purchase (based upon the 8,934,168 Shares outstanding as of November 18, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 19, 2019). The Reporting Person’s ownership percentage was subsequently diluted and as of the date of this Schedule 13D/A it owns approximately 31.5% of the total outstanding Shares.

To the best knowledge of Reporting Person no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3, Item 4 and Item 5 of this Statement are incorporated herein by reference.

The Purchase Agreement provides for the terms and conditions of the Share Purchase.

The foregoing summary does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	IPDN Stock Transfer Agreement, by and among the Reporting Person and Ms. Yingling Wu, dated November 15, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2020

Cosmic Forward Limited

By:	/s/ Quentin Zheng
Name:	Quentin Zheng
Title:	President

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